Exhibit 99.1
March 3, 2021

Ms. Effie Ashu
Director of Reserves
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

Dear Ms. Ashu:

At the request of Chesapeake Energy Corporation (CHK), under our letter of engagement, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future net cash flow, as of December 31, 2020, to the Chesapeake Granite Wash Trust (CGWT) royalty interests in certain properties located in Oklahoma. The evaluated properties are located in the Colony Granite Wash Field and the interests were conveyed to CGWT by CHK. The work for this report was completed as of the date of this letter. This report was prepared to provide CGWT with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise one hundred percent (100%) of CGWT’s proved reserves. We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net cash flow is after deducting estimated production and severance taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the CGWT interest, as of December 31, 2020, to be:

	Net Reserves			Future Net Cash Flow (M$)
	Oil	Gas	NGL		Present Worth
Category	(MB)	(MMCF)	(MB)	Total	at 10%
Proved Developed
Producing	222	7,703	738	15,535	9,628
Non-Producing	52	1,687	160	3,520	1,782

Total Proved(1)	274	9,390	898	19,055	11,410

(1) The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.
The oil reserves include crude oil, condensate, and natural gas liquids (NGL). Oil and NGL reserves are expressed in barrels which are equivalent to 42 U.S. gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

2435 N Central Expressway, Suite 1500 ● Richardson, TX 75080 ● Phone (214) 363-3337 ● Fax (214) 363-1608

The estimated reserves and future net cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing reserves. This report does not include any value that could be attributed to interests in undeveloped acreage.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties where more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future net cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2020 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of the CGWT properties to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January 2020 through December 2020. Gas prices are referenced to a Henry Hub price of $1.98 per MMBtu, as posted by Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials. Oil and NGL prices are referenced to a Cushing West Texas Intermediate crude oil price of $39.57 per barrel, and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $32.97 per barrel for oil, $0.26 per Mcf for gas, and $10.14 per barrel for NGL.

Lease and well operating expenses would not be incurred as CGWT owns no working interest in these properties. However, estimated lease and well operating costs have been used in the determination of the economic limit for the properties. These costs are based on our experience of similar wells in the area.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the CGWT interest. Our projections are based on the CGWT interest receiving its net revenue interest share of estimated future gross oil, gas, and NGL production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by CHK or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of
LaRoche Petroleum Consultants, Ltd.

this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by CHK including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for non-producing and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC under our engagement letter with CHK.

We have provided CGWT with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by CGWT and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Joe A. Young. Mr. Young is a Licensed Professional Engineer in the State of Texas who has 39 years of engineering experience in the oil and gas industry and has prepared and overseen preparation of reports for public filings for LPC for the past 24 years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and is not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.
LaRoche Petroleum Consultants, Ltd.

Very truly yours,

LaRoche Petroleum Consultants, Ltd. State of Texas Registration Number F-1360 By LPC, Inc. General Partner

Denise L. Delozier Senior Reservoir Engineer

Joe A. Young, Vice President Licensed Professional Engineer State of Texas No. 62866
JAY:mam
Job # 21-012
LaRoche Petroleum Consultants, Ltd.